UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the fiscal year ended	December 31, 2009

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________ to _________________________

	Commission File Number:	0-19292

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BLUEGREEN CORPORATION RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BLUEGREEN CORPORATION

4960 Conference Way North, Suite 100 Boca Raton, Florida 33431

Bluegreen Corporation Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2009 and 2008 and Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The 401(k) Advisory Committee
Bluegreen Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bluegreen Corporation Retirement Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
Certified Public Accountants

Boca Raton, Florida
June 25, 2010

Bluegreen Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31

	2009	2008

Assets
Investments at fair value	$29,065,299	$25,763,613
Employer contributions receivable	—	1,388,758
Participant contributions receivable	62,619	—

	29,127,918	27,152,371

Liabilities
Excess contributions refundable	617,611	367,047

Net assets available for benefits at fair value	28,510,307	26,785,324

Adjustment from fair value to contract value for interest in the collective trust fund related to fully benefit-responsive contracts	(124,211)	(9,315)

Net assets available for benefits	$28,386,096	$26,776,009

See accompanying notes.

Bluegreen Corporation Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Interest and dividend income	$362,820
Net appreciation in fair value of investments	4,993,879
Contributions:
Participant	3,309,237
Other (rollovers)	154,110

Total	8,820,046

Benefits paid to participants	7,149,773
Administrative expenses	60,186

Total	7,209,959

Net increase	1,610,087

Net assets available for benefits at beginning of year	26,776,009

Net assets available for benefits at end of year	$28,386,096

See accompanying notes.

Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

General

The following description of the Bluegreen Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions. Copies of these documents are available from Bluegreen Corporation (the Company or Employer). The Plan document, which became effective March 31, 1992, is a defined contribution plan covering all employees, as defined by the Plan document, of the Company who have completed one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions and Vesting

Participant contributions cannot exceed 18% of a participant’s compensation or Internal Revenue Code (the Code) limitations. Effective January 1, 2001, the Company amended the Plan to provide a fixed-rate matching contribution equal to 50% of the first 3% of a participant’s contribution with an annual limit of $1,000. The Company can also make a discretionary non-elective contribution. Effective for 2008, the fixed-rate employer match was increased to 100% of the first 3% of a participant’s contribution with an annual limit of $1,500 per participant. Subsequent to December 31, 2008, the fixed-rate employer matching contribution was amended and replaced with a discretionary match for the 2009 Plan year and thereafter. No such amounts were contributed in 2009.

Participants vest in Company contributions at a rate of 25% each year upon completion of two years of service, resulting in 100% vesting after five years of continuous service. Participant and rollover contributions of $3,309,237 and $154,110, respectively, are included in the Plan contributions in the accompanying statement of changes in net assets available for benefits. There were no employer contributions made during 2009.

Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions and an allocation of Plan investment results and forfeitures of non-vested amounts. Company discretionary non-elective contributions are allocated based on a participant’s eligible compensation relative to total participant eligible compensation. The match is allocated based on a participant’s contributions. Plan earnings are allocated based upon the individual account balance proportionate to the total fund balance. Forfeitures are allocated in a manner consistent with the allocation of the match or discretionary non-elective contribution, depending on what the forfeiture relates to. The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance.

In December 2009, the Plan was amended for forfeitures to be used to pay reasonable Plan expenses first and then to be allocated as previously described. As of December 31, 2009 and 2008, $116,575 and $54,608, respectively, of the Plan’s assets related to forfeitures had not yet been allocated.

Loans to Participants

The Plan allows participants to borrow against their vested account balances. Each loan will bear a reasonable interest rate determined by the Company in accordance with the Plan provisions. The maximum amount available for loans is the lesser of $50,000 or 50% of the participant’s vested account balance. Loan repayment periods are for a maximum of five years unless the loan is for the purchase of a primary residence, in which case the repayment period is for a maximum of 15 years. Loans and interest are repaid through payroll deductions.

As of December 31, 2009 and 2008, the Plan had loans to participants of $1,861,778 and $2,217,251, respectively, with interest rates ranging from 4.25% to 9.25%.

Benefits

Upon attainment of retirement age, disability, or death, a distribution of the vested account balance is made to the participant or named beneficiary in a lump sum payment. Upon termination of employment, a distribution can be made under the terms of the Plan. Hardship withdrawals, as defined in the Code, are permitted only from participant elective deferrals.

Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Excess Contributions Refundable

In the event that participant contributions exceed contribution limitations of the Plan, corrective distributions may be required according to the terms of the Plan document.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

New Accounting Pronouncement

In April 2009, the Plan adopted FASB Staff Position FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly (“FAS 157-4”). The related guidance under the new Accounting Standards Codification for this recently adopted accounting pronouncement is ASC 820. ASC 820 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also provides guidance on identifying circumstances that indicate a transaction is not orderly. It emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The adoption of this pronouncement did not have a material impact on the Plan’s financial statements.

Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a standard which established the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. The Codification was effective for financial statements issued for annual periods ending after September 15, 2009, and was adopted by the Plan during 2009. Adoption of this standard did not impact the Plan’s financial statements.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 4 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net asset available for benefits or its changes in net asset available for benefits.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques

Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

Valuation of Investments

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

The Stable Value Trust Fund invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Administrative Expenses

Administrative expenses, comprised primarily of trustee and accounting fees, are paid directly by the Plan, which pays expenses related to the management of the Plan’s investments. All other fees are paid by the Company.

Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

SunTrust Bank (the Trustee) holds the Plan’s investment assets and executes the transactions therein.

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2009 and 2008 are as follows:

	December 31,
	2009	2008

SunTrust Stable Asset Fund*	$5,934,906	$7,579,764
Vanguard 500 Index Signal	$2,456,346	$2,338,901
Participant Loans	$1,861,778	$2,217,251
T. Rowe Price Mid-Cap Growth Fund – R	$2,488,110	$2,031,116
Putnam International Growth Fund	$—	$1,602,045
MFS International Diversification Fund	$2,475,277	$416,083
T. Rowe Price Retirement 2020 Fund – R	$1,953,225	$1,207,525
T. Rowe Price Retirement 2030 Fund – R	$1,410,605	$887,593
T. Rowe Price Retirement 2040 Fund – R	$2,661,260	$1,531,824

*

SunTrust Stable Asset Fund is shown at fair value. The assumptions used to calculate the fair value of the SunTrust Stable Asset Fund are classified as Level 2 inputs under ASC 820, Fair Value Measurements and Disclosure. The contract value is $5,810,695 and $7,570,449 as of December 31, 2009 and 2008, respectively.

Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value

During 2009, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value by a net amount of $4,993,879, as follows:

Net Appreciation in Fair Value During the Year

Fair value determined by quoted market prices:
Mutual funds	$4,660,095
Common stock	167,364
Fair value estimated by Trustee:
Collective trusts	166,420

$4,993,879

In accordance with ASC 820, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that an entity has the ability to access as of the measurement date, or observable inputs.

Level 2:

Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3:	Significant unobservable inputs that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following is a description of the valuation methodologies used for the investments measured at fair value:

Mutual Funds

The shares of registered investment companies are valued at quoted active market prices, which represent the net asset values of shares held by the Plan at year-end and are classified as Level 1 investments.

Common Stock

Bluegreen Corporation common stock value is stated at fair value as quoted on the New York Stock Exchange and are valued at the last reported sales price on the last business day of the Plan year. Bluegreen Corporation common stock is classified as Level 1 investments.

Collective Trusts

The contract value of participation units owned in the collective trust fund are based on quoted redemption values, as determined by SunTrust Bank (the Trustee), on the last business day of the Plan year. The fair value of the underlying assets of the collective trust fund is based upon the Trustee’s valuation. Collective trusts are classified as Level 2 investments.

Participant Loans

Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Company stock	$1,302,207	$—	$—	$1,302,207
Mutual Funds:
US equities	10,278,353	—	—	10,278,353
International equities	1,772,951	—	—	1,772,951
Balanced Funds	6,025,090	—	—	6,025,090
Fixed Income Funds	1,773,436	—	—	1,773,436
Collective trusts(a)	—	5,934,906	—	5,934,906
Short-term investment fund(b)	116,578	—	—	116,578
Loans to participants	—	—	1,861,778	1,861,778

Total assets at fair value	$21,268,615	$5,934,906	$1,861,778	$29,065,299

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Company stock	$620,404	$—	$—	$620,404
Mutual Funds:
US equities	8,461,818	—	—	8,461,818
International equities	1,602,045	—	—	1,602,045
Balanced Funds	3,626,942	—	—	3,626,942
Fixed Income Funds	1,600,776	—	—	1,600,776
Collective trusts(a)	—	7,579,764	—	7,579,764
Short-term investment fund(b)	54,613	—	—	54,613
Loans to participants	—	—	2,217,251	2,217,251

Total assets at fair value	$15,966,598	$7,579,764	$2,217,251	$25,763,613

Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

(a)

This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. All investment contracts held by the Fund are fully benefit responsive. Withdrawals from these contracts may be made at contract value for qualified benefit payments, including participant-directed transfers. The Fund attempts to reduce the risk of significant non-benefit related withdrawals by participating plans, which are permitted under the Declaration of Fund upon receipt of twelve months written notice, by investing in certain contracts which allow the Fund to affect book value withdrawals from the issuing entity under various circumstances, generally with twelve months notice required. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(b)

This category includes a common/collection trust fund that is designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills and various short-term debt instruments. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

The following table provides a summary of changes in the fair value of the Plan’s Level 3 assets:

Participant Loans

Balance at January 1, 2009	$2,217,251
New loans issued	1,081,742
Loans distributed	(840,281)
Loan principal repayments	(596,934)

Balance at December 31, 2009	$1,861,778

Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the Code) and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2009-6 and 2005-16, the Plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

6. Parties-in-Interest

The Plan invests in the common stock of Bluegreen Corporation, the Plan sponsor. The Plan held 538,102 and 198,212 shares of Bluegreen Corporation common stock as of December 31, 2009 and 2008, respectively.

During the first quarter of 2010, the Plan changed the investment options available to its participants. As such, as of April 1, 2010, Bluegreen Corporation Common Stock will no longer be offered as an investment alternative to the Plan participants and participants will not be able to purchase or re-invest their funds into Bluegreen Corporation Common Stock. In addition, participants that continue to hold Bluegreen Corporation Common Stock in their accounts will be required to transfer their funds into an alternative investment by the final phase out of the Bluegreen Corporation stock fund, which is expected to occur during the fourth quarter of 2011.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

8. Partial Plan Termination

During the fourth quarter of 2008, as a result of the strategic initiatives implemented by the Company which called for the closure of 11 sales offices and the termination of approximately 3,000 employees, a partial plan termination occurred. In connection therewith, employees released from employment as a result of this restructuring, who were active participants in the Plan during the fourth quarter of 2008, became fully vested in their employer contributions upon the partial plan termination.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2009	December 31, 2008

Net assets available for benefits per the financial statements	$28,386,096	$26,776,000
Less: Defaulted loans deemed distributed in the current year	(121,112)	(106,220)
Less: Defaulted loans deemed distributed in prior years	(53,924)	—

Net assets available for benefits	$28,211,060	$26,669,789

The following is a reconciliation of investment gain per the financial statements to the Form 5500:

December 31, 2009

Total investment gain per the financial statements	$1,610,087
Add: Recoveries of prior years of defaulted loans deemed distributed	52,296
Less: Deemed distributions due to defaulted loans	(121,112)

Total investment gain per Form 5500	$1,541,271

Supplemental Schedule

Bluegreen Corporation Retirement Savings Plan

EIN #03-0300793     Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

	Identity of Borrower, Lessor, or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(a)	Current Value

(b)	SunTrust	Stable Asset Fund		$5,810,695	(c)
(b)	STI Classic	Investment Grade Bond		1,254,293
		Small Cap Value Equity Fund		1,043,878
		Large Cap Relative Value I		1,328,936
		Blackrock Equity Dividend A		124,823
	Franklin	Small-Mid Cap Growth Fund		1,197,379
	Putnam	International Growth Fund		—
	Vanguard	500 Index Signal		2,456,346
(b)	Bluegreen Corporation	Common Stock		1,302,207
	MFS	MFS Value Fund		2,475,277
	T. Rowe Price	Mid-Cap Growth Fund – R		2,488,110
		Growth Stock Fund – R		421,899
		Retirement 2020 Fund – R		1,953,225
		Retirement 2030 Fund – R		1,410,605
		Retirement 2040 Fund – R		2,661,260
	Oppenheimer	International Bond Fund A		519,143
	Federated	Capital Appreciation Fund – A		514,656
(b)	Participant loans	Interest rates ranging from 4.25% to 9.25%, remaining maturity dates ranging from one to fifteen years		1,861,778
	Cash and cash equivalents			116,578

				$28,941,088

(a) –	Indicates the column which provides cost information, which has not been included because all investments are participant-directed.

(b) –	Indicates a party-in-interest.

(c) –	Stable Asset Fund at contract value and not fair value.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bluegreen Corporation Retirement Savings Plan

(Name of Plan)

Date: June 25, 2009	By:	/S/ ANTHONY M. PULEO

Anthony M. Puleo
Senior Vice President, Chief Financial Officer and Treasurer